[Letterhead of Sullivan & Cromwell LLP]
Exhibit 5.1
May 24, 2006
The Goldman Sachs Group, Inc.,
     85 Broad Street,
          New York, New York 10004.
Ladies and Gentlemen:
               We are acting as counsel to The Goldman Sachs Group, Inc., a Delaware corporation (the “Company”) in connection with the registration under the Securities Act of 1933 (the “Act”) of 34,000,000 depositary shares (the “Depositary Shares”), each representing a one-thousandth (1/1,000th) interest in a share of the Company’s Floating Rate Non-Cumulative Preferred Stock, Series D, par value $0.01 per share and a liquidation preference of $25,000 per share (the “Preferred Shares”). The Depositary Shares are to be issued pursuant to the Deposit Agreement, dated as of October 21, 2005 (the “Deposit Agreement”), between the Company and JPMorgan Chase Bank, N.A., as Depositary (the “Depositary”). The Depositary Shares are evidenced by depositary receipts (“Depositary Receipts”) issued pursuant to the Deposit Agreement. We, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.
               Upon the basis of such examination, we advise you that, in our opinion, the Preferred Shares have been validly issued and are fully paid and non-assessable, and the Depositary Receipts evidencing the Depositary Shares have been validly issued and entitle the holders thereof to the rights specified in the Depositary Shares and the Deposit Agreement, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
               The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York and the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.
               We have relied as to certain matters upon information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Deposit Agreement has been duly authorized, executed and delivered by the Depositary, that the certificate evidencing the Preferred Shares has been deposited with the Depositary in accordance with the Deposit Agreement, that the certificates evidencing the Preferred Shares and the Depositary Receipts conform to the forms thereof examined by us, that the certificates evidencing the Depositary Receipts have been duly executed and delivered by one of the Depositary’s authorized officers, that the certificate evidencing the Preferred Shares has been duly countersigned by a transfer agent and duly registered by a registrar of the Preferred Shares, that the Depositary Receipts, if executed by the Depositary, have been duly countersigned by a registrar of the Depositary Receipts and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.
               We hereby consent to the filing of this opinion as an exhibit to the Current Report on Form 8-K (file no. 001-14965), filed on the date hereof, and thereby incorporated by reference into the Registration Statement (file no. 333-130074) relating to the Preferred Shares and the Depositary Shares, and to the references to us under the headings “Validity of the Securities” in the Prospectus that is a part thereof and under the heading “Validity of the Securities” in the Prospectus Supplement related to the Preferred Shares and the Depositary Shares. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,
/s/ Sullivan & Cromwell llp